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                                                                    Exhibit 99.1



For Information Contact
-----------------------
At Greater Bay Bancorp:                At Financial Relations Board:
David L. Kalkbrenner                   Christina Carrabino (general information)
President and CEO                      James Hoyne (analyst contact)
(650) 614-5767                         Dawn Swidorski (financial media)
Steven C. Smith                        (415) 986-1591
EVP, CAO and CFO
(650) 813-8222
                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------

                         GREATER BAY BANCORP TO ISSUE
                   $75 MILLION IN TRUST PREFERRED SECURITIES

PALO ALTO, CA, July 25, 2001 - Greater Bay Bancorp (Nasdaq:GBBK), a $6.2 billion in assets financial services holding company, today announced that it has filed a registration statement with the Securities and Exchange Commission relating to the public offering of 3,000,000 shares of trust preferred securities, with an aggregate offering price of $75 million, plus a 15% overallotment option. Dain Rauscher Wessels, Legg Mason Wood Walker, Incorporated and Stifel, Nicolaus & Company, Incorporated will be the underwriters of the offering.

The offering will be made through Greater Bay Bancorp's wholly owned subsidiary, GBB Capital V, which will use the proceeds of the offering to purchase Junior Subordinated Deferrable Interest Debentures of Greater Bay Bancorp. Greater Bay Bancorp will invest a portion of the anticipated proceeds from the offering in its subsidiary banks to strengthen their capital levels and will use the remaining proceeds to support future growth and for general corporate purposes.

The registration statement has not yet become effective. The trust preferred securities may not be sold, nor may offers to buy be accepted, prior to the time the registration statement becomes effective. This press release does not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer, solicitation or sale of the trust preferred securities in any state in which offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state.

Greater Bay Bancorp through its ten subsidiary banks, Bank of Petaluma, Bank of Santa Clara, Bay Area Bank, Bay Bank of Commerce, Coast Commercial Bank, Cupertino National Bank, Golden Gate Bank, Mid-Peninsula Bank, Mt. Diablo National Bank and Peninsula Bank of Commerce, along with its operating divisions, serves clients throughout Silicon Valley, San Francisco, the San Francisco Peninsula, the East Bay Region, the North Bay Region and the Central Coastal Region.
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Greater Bay Bancorp To Issue $75 Million in Trust Preferred Securities
July 25, 2001/Page 2

Safe Harbor
This document may contain forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those projected. For a discussion of factors that could cause actual results to differ, please see the publicly available Securities and Exchange Commission filings of Greater Bay Bancorp, including its Annual Report on Form 10-K for the year ended December 31, 2000, and particularly the discussion of risk factors within such documents.

For investor information on Greater Bay Bancorp at no charge, call our automated shareholder information line at 1-800-PRO-INFO (1-800-776-4636) and enter code GBBK. For international access, dial 1-201-432-6555.

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